COASTLINE CORPORATE SERVICES, INC.
701 N. Green Valley Parkway
Suite 200
Henderson, NV 89074

September 10, 2010

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Michael F. Johnson, Esq.

Re:	Coastline Corporate Services, Inc. Preliminary Information Statement on Schedule 14C Filed August 20, 2010

Dear Mr. Johnson:

We are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Preliminary Information Statement on Schedule 14C ("Amendment No. 1”) in response to the Commission's comment letter, dated August 31, 2010, with reference to the Preliminary Information Statement on Schedule 14C, filed with the Commission on August 20, 2010 (the “Information Statement”).

In addition to Amendment No. 1, we supplementally respond to the Commission's comments to the Information Statement (File No. 000-53630) as follows:

General

1.           Response to Comment No. 1.      Amendment No. 1 amends the Information Statement to identify the changes in the Company’s Charter and Bylaws.

2.           Response to Comment No. 2.      Amendment No.1 amends the Information Statement to discuss the Company’s new business and why the name change is necessary.

Significant Changes in the Company’s Charter and Bylaws to be implemented by the Reincorporation

3.           Response to Comment No. 3.      Amendment No. 1 amends the Information Statement to reflect the material changes in the charter and bylaws as a result of reincorporation.

Principal Features of the Reincorporation

4.           Response to Comment No. 4.      Amendment No. 1 amends the Information Statement to eliminate any contradictions. The Articles of Incorporation of both corporations are similar, except for the differences highlighted in the Information Statement.  We believe that shareholders rights will not be materially affected.

Significant Changes in the Company’s Charter and Bylaws to be implemented by the Reincorporation

5.           Response to Comment No. 5.      Amendment No. 1 amends the Information Statement to state that the Company will not be adopting additional discretionary provisions in the organizational documents of Dakota Gold that differs from those in Coastline's organizational documents other than those stated in the Information Statement.

Comparative Rights of Stockholders under Florida and Nevada Law

6.           Response to Comment No. 6.       Amendment No. 1 amends the Information Statement to make reference to Nevada law.

7.           Response to Comment No. 7.       Amendment No. 1 amends the Information Statement to reflect the Commission’s comment.

8.           Response to Comment No. 8.       Amendment No. 1 amends the Information Statement to reflect the Commission’s comment.

Appendices, page 18

9.           Response to Comment No. 9.      Appendix B – Selected Sections of the Florida Business Corporation Act was attached to set out the material requirements for a stockholder to properly exercise his or her rights as a dissenting stockholder to the proposed reincorporation merger and name change discussed in the Information Statement and their right to receive payment for the value of their shares as set forth in Sections 607.1301 et seq. of the FBCA Act.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and Amendment No.1 to the Information on Schedule 14C as requested by the Commission.   In addition, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Daulat Nijjar
Daulat Nijjar
Chief Executive Officer